UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 11-21-02
1-11758

02064941

December 24, 2002

William J. O'Shaughnessy, Jr.
Executive Director
Morgan Stanley
1221 Avenue of the Americas
New York, NY 10020

Re: Morgan Stanley
Incoming letter dated November 21, 2002

Dear Mr. O'Shaughnessy:

This is in response to your letters dated November 21, 2002 concerning the shareholder proposal submitted to Morgan Stanley by the General Board of Pension and Health Benefits of The United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Vidette Bullock Mixon
Director, Corporate Relations
and Social Concerns
General Board of Pension and Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

November 21, 2002

RECEIVED
2002 NOV 25 PM 3: 34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Morgan Stanley Stockholder Proposal – General Board of Pension and Health Benefits of The United Methodist Church

Ladies and Gentlemen:

Morgan Stanley (the "Company") received a letter dated October 16, 2002 from the General Board of Pension and Health Benefits of The United Methodist Church (the "Proponent") transmitting a stockholder proposal (the "Proposal") and supporting statement for inclusion in the Company's proxy materials for its 2003 annual stockholders meeting. See Exhibit A. The Company believes the Proposal may be omitted from its proxy materials with respect to the Proponent pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company intends to omit the Proposal from its proxy materials with respect to the Proponent based on the eligibility requirements of Rule 14a-8(b)(2) due to the Proponent's failure to provide documentary evidence that it held the requisite number of shares continuously for a period of one year prior to the date of the submission of the Proposal. The Company requests confirmation that you will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from its proxy materials.[1]

The Company received the Proposal on October 16, 2002, and sent a letter on October 29, 2002 to the Proponent (via facsimile, received by the Proponent on October 29) requesting additional documentation regarding eligibility. In particular, the Company requested that the Proponent submit a written statement from the "record" holder of its securities verifying that the Proponent had continuously held the requisite amount of common stock for at least one year preceding the date the proposal was submitted (October 16, 2002). The Company also noted that the requested materials should be postmarked or transmitted no later than 14 days from the date of receipt of the Company's letter. See Exhibit B.

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[1] An identical proposal has been submitted by two additional proponents, the Maryknoll Fathers and Brothers and the Maryknoll Sisters. By this letter, the Company is not challenging the eligibility of those proponents or their proposals.

In reply to its request, the Company received a response on October 31, 2002. The Proponent submitted a written statement from Mellon Trust stating that the Proponent held shares of Morgan Stanley common stock "for at least one year since September 30, 2002." See Exhibit C.

In relevant part, Rule 14a-8(b)(2) states that "you must have continuously held . . . the company's securities . . . for at least one year by the date you submit the proposal." Rule 14a-8(b)(2)(i) provides that a proponent may "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

The Proponent has failed to provide evidence that it has satisfied the continuous holding period requirement of Rule 14a-8(b). To demonstrate its eligibility, the Proponent was required to submit proof of continuous ownership from October 16, 2001 through October 16, 2002, the date it submitted the Proposal. The Mellon Trust statement does not state that the Proponent continued to hold these shares continuously between October 16, 2001 and October 16, 2002. Mellon Trust provided no information about the Proponent's ownership of Company stock from September 30, 2002 through October 16, 2002, the date the Proposal was submitted.

The Proponent has sent no additional materials since its letter of October 31, 2002. Under Rule 14a-8, any evidence of ownership sent by the Proponent was required to be transmitted no later than November 12, 2002 (14 days after the Proponent's receipt of the Company's letter notifying it of its eligibility deficiencies). Because the Proponent failed to provide adequate evidence that it satisfied the continuous ownership requirement of Rule 14a-8(b), the Proposal may be excluded from the Company's 2002 proxy materials with respect to the Proponent.

The Staff of the Commission (the "Staff") has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one year period specified by Rule 14a-8(b), the proposal may be excluded under 14a-8(f). See, e.g., Oracle Corporation (June 22, 2001), Sierra Health Services (March 16, 2001), Bank of America Corporation (February 12, 2001), Eastman Kodak Company (February 7, 2001), CMP Group, Inc. (April 6, 1999), and Aluminum Company of America (August 10, 1987).

In Eastman Kodak Company, the Staff found that the proponent had failed to supply sufficient supporting documentation where the proponent's broker sent the registrant a statement that the proponent had held the requisite stock for one year, from November 1, 1999 to November 1, 2000, but did not make any statement regarding the proponent's stock ownership from November 1, 2000 to November 21, 2000, the date the proposal was submitted. In CMP Group, Inc., a no-action letter was issued where, among other eligibility problems, the proponent submitted a statement from her broker indicating that the broker had "held the securities on her behalf for at least one year" without indicating whether the one year period ran from the date falling one year prior to the date of the proposal submission. Finally, in Aluminum Company of America, the Staff permitted the exclusion of a proposal where the proponent submitted a statement offering proof of continuous ownership for a one year period that was not specifically dated from the proposal submission date.

* * * *

For the reasons set forth above, the Company believes that the Proposal is properly excludable from the Company's proxy materials with respect to the Proponent under Rule 14a-8(f). The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal from its proxy materials with respect to the Proponent.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, we are furnishing you with six copies of this letter and six copies of the Proposal and its supporting statement. Pursuant to Rule 14a-8(j)(1), a copy of this letter is being simultaneously provided to the Proponent. By copy of this letter we are notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials with respect to the Proponent.

If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (212) 762-6813. Should the Staff disagree with the conclusions herein regarding omission of the Proposal with respect to the Proponent, we would appreciate the opportunity to confer with the Staff prior the issuance of its response under Rule 14a-8.

The Company anticipates that its 2003 proxy statement will be finalized for printing in early February 2003 to meet our scheduled definitive filing with the Commission and mailing schedule. Accordingly, your prompt review of this matter would be greatly appreciated.

Morgan Stanley

Please confirm receipt of this letter by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Very truly yours,

William J. O'Shaughnessy, Jr.
Executive Director

Enclosures

cc: Ms. Vidette Bullock Mixon
Director, Corporate Relations and Social Concerns
General Board of Pension and Health Benefits of
The United Methodist Church
Rev. Seamus Finn, OMI

EXHIBIT A

October 16, 2002

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
847.869.4550

Mr. Philip J. Purcell
Chief Executive Officer
Morgan Stanley Group
1585 Broadway
New York, NY 10036

Dear Mr. Purcell:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. In such capacity, the General Board has an investment position of 290,340 shares of common stock in Morgan Stanley Group.

The General Board is very concerned about the impact of conflicts of interest in the financial system, and thus, I write to you about the ethical and financial implications of one very critical governance issue. The lack of analyst independence has the potential to cost investment houses substantial amounts of money as evidenced by the $100 million settlement by Merrill Lynch on May 21, 2002, with the New York state Attorney General in order to avoid a potential criminal indictment. Investor suits could cost additional billions. David Zellner, Managing Director of Finance and Investments of the General Board, expressed his concern as follows:

"Analyst independence is something that every serious investor should embrace and seriously consider supporting. Most investors heavily rely on Wall Street analysts as a source of information regarding their existing and potential equity and fixed income investments. It is imperative that Wall Street analysts' interests are directly aligned with the investors they serve rather than with their firm's investment banking program."

The General Board urges management to clearly separate the compensation of the analysts from that of the investment bankers as soon as possible in order to restore confidence in Wall Street ratings and avoid costly litigation.

Therefore, I am hereby authorized to notify you of our intention to co-file with the Maryknoll Sisters this resolution for consideration and action by the stockholders at the 2003 Annual Meeting. I also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board of Pension and Health Benefits has held a number of Morgan Stanley Group shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2003 shareholder proposal. Proof of the General Board's ownership of these shares will be forwarded under separate cover. It is our intent to maintain ownership of Morgan Stanley Group stock through the date of the annual meeting.

Representatives of the General Board welcome the opportunity to dialogue with management on this matter. We trust that dialogue is of interest to you and that you will be in communication with Fr. Séamus Finn.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director, Corporate Relations
and Social Concerns

OCT. 17 2002

FINANCIAL ANALYSTS INDEPENDENCE

RESOLVED: The shareholders request that the Board of Directors minimize the potential for analyst conflicts of interest by creating a compensation structure that does not reward or penalize analysts for the impact their security assessments or recommendations may have on the investment banking business of the company.

SUPPORTING STATEMENT

The lack of analyst independence has the potential to cost our company substantial amounts of money as evidenced by the $100 million settlement by Merrill Lynch on May 21, 2002, with the New York state Attorney General, in order to avoid a potential criminal indictment which would impair the firm.

The settlements with federal and state civil regulators and prosecutors will not bar individual or class action civil suites for damages by investors alleging that they suffered large financial losses by relying on the inflated ratings and public comments by research analysts. The cost to litigate and settle said civil suits represents an uncertain financial liability and may adversely affect both company earnings and share price.

According to the September 9, 2002 ***Wall Street Journal*** the Securities and Exchange Commission has announced it will consider rules requiring Wall Street research analysts to remain independent from their firm's investment banking operations and establish "explicit guidelines on what activities are illegal".

In order to reduce the conflict-of interest, the research analyst function should be separated from investment banking as defined by compensation and reporting structure. It is encouraging that some corporations such as Merrill Lynch have agreed to the terms of the New York Attorney General's organizational model.

Arthur Levitt former Securities and Exchange Commission Chairman stated that the investor community is "totally disaffected and they're angry". We believe that Wall Street corporations must take a leadership role in restoring the confidence of investors and their reputations, and hence their business, by eliminating research analysts conflicts of interest.

EXHIBIT B

1221 Avenue of the Americas
New York, NY 10020

Morgan Stanley

Direct Dial (212) 762-6813
Facsimile No: (212) 762-8836
Email Bill.O'Shaughnessy@morganstanley.com

October 29, 2002

VIA FACSIMILE
847-866-4637

Ms. Vidette Bullock Mixon
Director, Corporate Relations and Social Concerns
General Board of Pension and Health Benefits of
The United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

Re: Morgan Stanley Stockholder Proposal

Dear Ms. Mixon:

On October 17, 2002, we received your letter dated October 16, 2002 submitting a proposal for inclusion in Morgan Stanley's 2003 proxy statement.

The federal securities laws require that in order to be eligible to submit a proposal for inclusion in our proxy statement you must, among other things, have continuously held at least $2,000 in market value of Morgan Stanley's common stock for at least one year preceding the date you submit the proposal. Your letter states that the General Board of Pension and Health Benefits of the United Methodist Church has an investment position of 290,340 shares of Morgan Stanley common stock. Because the General Board is not the registered holder of the shares, it must submit a written statement to us from the "record" holder of the shares (usually a broker or bank) verifying that, on the date the General Board submitted the proposal (October 16, 2002), it had *continuously* held the shares for at least one year. In order to meet the eligibility requirements for submitting a shareholder proposal, you must provide the requested information to the Company no later than 14 days from the date you receive this letter. If the General Board provides us with documentation correcting this eligibility deficiency, postmarked or transmitted electronically no later than 14 days after the date you receive this letter, we will review the proposal to determine whether it is appropriate for inclusion in our proxy statement.

Very truly yours,

William J. O'Shaughnessy, Jr.

cc: Rev. Seamus Finn, OMI
(by facsimile (202) 636-9444)

EXHIBIT C

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-4118
1.800.851.2201

October 31, 2002

In compliance with SEC Rules, enclosed is a copy of our Verification of Ownership letter.

Thank you,

Laurie Michalowski
Coordinator, Socially Responsible Investments

Mellon Trust

One Mellon Bank Center
Pittsburgh, PA 15258-0001

October 28, 2002

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the The United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of Morgan Stanley for a least one year since September 30, 2002 and such investment had a market value of at least $2000.00.

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 24, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Morgan Stanley
Incoming letter dated November 21, 2002

The proposal relates to financial analyst independence.

There appears to be some basis for your view that Morgan Stanley may exclude the General Board of Pension and Health Benefits of The United Methodist Church as a co-proponent of the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Morgan Stanley's request, documentary support sufficiently evidencing that it continuously held Morgan Stanley's securities for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Morgan Stanley omits the General Board of Pension and Health Benefits of The United Methodist Church as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

for

Katherine W. Hsu
Attorney-Advisor